UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 23, 2026 titled “Adecoagro announces declaration of cash dividends”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: April 23, 2026

Adecoagro announces declaration of cash dividends

LUXEMBOURG, April 23, 2026 - Adecoagro S.A. (NYSE: AGRO), a leading sustainable production company in South America, announces its Board of Directors has approved a cash dividend distribution:

•Amount to be Distributed: $17.5 million
•Dividend per Share: $0.12126801
•Record Date: May 4, 2026
•Payment Date: May 19, 2026

This dividend distribution is the first of a two-tranche cash dividend payable in two installments. The second installment shall be payable on or about November 2026, in an equal cash amount.

About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces 1.3 million tons of fertilizers, 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.